Exhibit 99.1

UTStarcom Receives Nasdaq Notice Regarding Minimum Bid Price Requirements

Hangzhou, China, January 28, 2022 – UTStarcom (“UTStarcom” or the “Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced that it received a delinquency letter from the Nasdaq Listing Qualifications department of the Nasdaq Stock Market LLC (NASDAQ) dated January 24, 2022.  The letter states that the Company is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) (the “Rule”), because the bid price of the Company’s shares closed below US$1 per share for the 30 consecutive business days from December 9, 2021 through January 21, 2022.

NASDAQ granted the Company a compliance period of 180 calendar days, expiring on July 25, 2022, to regain compliance. The Company will regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s shares is at least US$1 for a minimum of ten consecutive business days. In the event the Company does not regain compliance with the Rule within 180 calendar days, the Company may be eligible for additional time to cure the delinquency.

The Company will consider available options to cure the deficiency and regain compliance with the Rule’s minimum bid price requirement within the prescribed compliance period. The Company’s shares will continue to be listed and traded on the Nasdaq Market during this period, unaffected by the receipt of the written notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a delinquency notification.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.
Tel: +86 571 8192 8888
Ms. Shelley Jiang, Investor Relations
Email: utsi-ir@utstar.com /  shelleyjiang@utstar.com

The Blueshirt Group
Mr. Gary Dvorchak
Email: gary@blueshirtgroup.com